EXHIBIT 8.1

Subsidiaries of the Registrant

Place of Incorporation
Subsidiaries:
CIAC/ChinaInterActiveCorp	Cayman Islands
Qianxiang Shiji Technology Development (Beijing) Co., Ltd.	PRC
Wole Inc.	Cayman Islands
Beijing Wole Information Technology Co., Ltd.	PRC
Link224 Inc.	Cayman Islands
Xin Games Limited	Hong Kong
Renren Games Network Technology Development (Shanghai) Co., Ltd.	PRC
Variable Interest Entities:
Beijing Qianxiang Tiancheng Technology Development Co., Ltd.	PRC
Guangzhou Qianjun Internet Technology Co., Ltd.	PRC
Shanghai Renren Games Technology Development Co., Ltd.	PRC
Subsidiaries of Variable Interest Entities:
Beijing Qianxiang Wangjing Technology Development Co., Ltd.	PRC
Shanghai Qianxiang Changda Internet Information Technology Development Co., Ltd.	PRC
Beijing Nuomi Wang Technology Development Co., Ltd.	PRC
Beijing Wole Shijie Information Technology Co., Ltd.	PRC
Suzhou Sijifeng Internet Information Technology Development Co., Ltd.	PRC